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FOR IMMEDIATE RELEASE


Contact:
Art Maulsby                                         James B. Carroll
Tom Ekman                                           ARTISTdirect, Inc.
Sitrick and Company                                 EVP/CFO
310-788-2850                                        323-634-4022
art_maulsby@sitrick.com                             jim.carroll@artistdirect.com
tom_ekman@sitrick.com

   ARTISTDIRECT EXTENDS TENDER OFFER IN CONNECTION WITH TED FIELD ANNOUNCEMENT

LOS ANGELES, CALIFORNIA --- APRIL 4, 2001 - ARTISTdirect, Inc. (Nasdaq: ARTD) today announced that it has extended the expiration of its tender offer until 12:00 p.m. midnight, New York City time, on Wednesday, April 11, 2001, unless further extended. The tender offer was previously scheduled to expire on Monday, April 9, 2001. This extension is being made as a result of a separately announced preliminary agreement for Ted Field to be named CEO of ARTISTdirect and the formation of a new record label as a co-venture between ARTISTdirect and Mr. Field. The preliminary agreement is non-binding and there can be no assurance that ARTISTdirect will be successful in entering into a definitive transaction with Mr. Field. The consummation of a transaction is conditioned on the parties successfully negotiating and entering into a definitive agreement as well as the completion of legal, financial and business due diligence by both parties. The transaction is also subject to ARTISTdirect obtaining final approval by the company's Board of Directors as well as obtaining shareholder approval for the transaction. In addition, even if the transaction is consummated, if ARTISTdirect is unable to successfully develop and operate the record label, ARTISTdirect's business, results of operations and financial condition could be materially and adversely affected. Readers are referred to the separate press release for more information on the terms and conditions of the transaction with Mr. Field.

In the tender offer, the Company intends to purchase up to 2.0 million shares, or approximately 5.3%, of the company's approximately 37.8 million currently outstanding shares of common stock. The purchase is being made through a "Dutch Auction" style self-tender offer, at an offering range of between $1.25 and $1.50 per share. The tender offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 26, 2001, as amended on March 8, 2001, March 14, 2001, March 30, 2001 and April 4, 2001 and the related Letter of Transmittal, which constitute the offer.

The offer is not conditioned upon any minimum number of shares being tendered. The offer, proration and withdrawal rights will now expire at 12:00 p.m. midnight, New York City time, on Wednesday, April 11, 2001, unless ARTISTdirect further extends the offer. If the number of shares tendered is greater than the number sought, the company will select the tendered price within the range that allows the company to repurchase the entire 2.0 million shares at the lowest aggregate price, with purchases to be made on a pro-rata basis for stockholders tendering at or below the purchase price. If the tender offer is accepted in its entirety, the company will have approximately 35.8 million shares of common stock outstanding after its completion. The company plans to fund the tender offer from its existing cash and the liquidation of short-term investments.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of ARTISTdirect. The tender offer has been made solely by, and is subject to, the terms and conditions set forth in, the Offer to Purchase and the related Letter of Transmittal.

ABOUT ARTISTDIRECT INC.

ARTISTdirect Inc. (Nasdaq: ARTD) is a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. ARTISTdirect.com (www.artistdirect.com), a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, the company also manages offline musical tour booking and develops event-marketing programs extending sponsor reach. The company has headquarters in Los Angeles.